Rule 424(b)(2)
                                                    Registration No. 333-60474


PRICING SUPPLEMENT NO. 52 dated March 6, 2003
to Prospectus Supplement dated June 14, 2001
and Prospectus dated June 14, 2001

LEHMAN BROTHERS HOLDINGS INC.
Medium-Term Notes, Series G
Due Nine Months or More From the Date of Issue

CUSIP No.:                      52517PSZ5

ISIN:                           US52517PSZ52

Specified Currency:             US Dollars

Principal Amount:               US$85,000,000.00

                                Total                   Per Note
Issue Price:                    US$90,015,000.00        105.900%
Accrued Interest                US$ 1,650,711.81          1.942%
Agents' Commission:             US$ (531,250.00)        (0.625%)
Proceeds to Lehman
   Brothers Holdings:           US$91,134,461.81        107.217%

Agents:                         Lehman Brothers Inc.
                                U.S. Bancorp Piper Jaffray Inc.
                                Fleet Securities, Inc.

Agents' Capacity:               [  ]  As agent          [X ]  As principal


[ ] The Notes are being offered at varying prices relating to prevailing market prices at the time of sale.

[X ] The Notes are being offered at a fixed initial public offering price equal to the Issue Price plus accrued interest of $19.42 per Note or $1,650,711.81 in the aggregate, from November 12, 2002 through March 11, 2003, the date we expect to deliver the Notes.

Trade Date:                     March 6, 2003

Settlement Date:                March 11, 2003

Original Issue Date:            November 12, 2002

Stated Maturity Date:           November 15, 2017

The Notes will be issued in an aggregate principal amount of $85,000,000 and will be a further issuance of, and form a single tranche with, the $250,000,000 aggregate principal amount of 5.875% Medium-Term Notes, Series G, due November 15, 2017, that Lehman Brothers Holdings initially issued on November 12, 2002, as described in Pricing Supplement No. 25 dated November 6, 2002, and the further issuance of $25,000,000 aggregate principal amount of 5.875% Medium-Term Notes, Series G, due November 15, 2017, that Lehman Brothers Holdings issued on February 20, 2003, as described in Pricing Supplement No. 44 dated February 13, 2003. The Notes will have the same CUSIP number as the previously issued notes of this tranche and will trade interchangeably with such other notes of this tranche immediately upon settlement. The issuance of the Notes will increase the aggregate principal amount of the outstanding notes of this tranche to $360,000,000.


Amortizing Note:                [  ]  Yes       [X ]  No

Amortization Schedule:          Not applicable


[X ]  Fixed Rate Note           Interest Rate per Annum:         5.875%

[  ]  Floating Rate Note        [  ]  CD Rate
                  [  ]  Commercial Paper Rate
                  [  ]  Federal Funds Rate
                  [  ]  LIBOR Telerate
                  [  ]  LIBOR Reuters
                  [  ]  Treasury Rate:    Constant Maturity [  ] Yes   [  ] No
                  [  ]  Prime Rate
                  [  ]  J.J. Kenny Rate
                  [  ]  Eleventh District Cost of Funds Rate
                  [  ]  Other:  __________________________

Interest Payment Dates:         Each May 15 and November 15, commencing on
                                May 15, 2003

"Accrue to Pay":                [  ]  Yes       [X ]  No

Optional Redemption:            The Note may not be redeemed prior to Stated
                                Maturity at  the option of Lehman Brothers
                                Holdings.

Optional Repayment:             The holder of the Note may not elect repayment
                                of the Note by Lehman Brothers Holdings prior to Stated Maturity.

Extension of Maturity:          Lehman Brothers Holdings may not extend the
                                Stated Maturity Date of the Note.

Form of Note:                   [X ]  Book-entry only (global)
                                [  ]  Certificated

Depository:                     The Depository Trust Company

Authorized Denominations:       $1,000 or any larger whole multiple

Other Terms:                    Not applicable


UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of certain United States federal income tax consequences of the purchase, ownership and disposition of Notes as of the date hereof. Except where noted, this summary deals only with Notes that are held as capital assets by a holder who purchases those Notes pursuant to this offering at the offering price, and does not deal with special situations. For example, this summary does not address:

* tax consequences to holders who may be subject to special tax treatment, such as dealers in securities or currencies, regulated investment companies, real estate investment trusts, financial institutions, tax-exempt entities, insurance companies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, or persons liable for alternative minimum tax;
* tax consequences to persons holding Notes as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;
* tax consequences to United States holders of Notes whose "functional currency" is not the United States dollar;
*  alternative minimum tax consequences, if any; or
*  any state, local or foreign tax consequences.

To the extent this summary is inconsistent with the summary under "United States Federal Income Tax Consequences-Debt Securities" in the attached prospectus, it replaces that summary.

For purposes of this summary, you are a United States holder if you are the beneficial owner of a Note that for United States federal income tax purposes is:

*  a citizen or resident of the United States;
* a corporation or partnership created or organized in or under the laws of the United States or any political subdivision of the United States;
* an estate the income of which is subject to United States federal income taxation regardless of its source; or
* a trust if (x) it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all of its substantial decisions or (y) it has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

For purposes of this summary, you are a non-United States holder if you are the beneficial owner of a Note that is not a United States holder.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership holds Notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Notes, you should consult your tax advisors.

If you are considering the purchase of Notes, you should consult your own tax advisors concerning the particular United States federal income tax consequences to you of the ownership of the Notes, as well as the consequences to you arising under the laws of any other taxing jurisdiction.


Consequences to United States Holders

The following is a summary of certain United States federal tax consequences that will apply to you if you are a United States holder of Notes.


Pre-issuance Accrued Interest

A portion of the purchase price of the Notes is attributable to the amount of interest accrued prior to the date the Notes are issued. Consequently, the Notes may be treated as having been sold for an amount that excludes any pre-issuance accrued interest. If the Notes are so treated, a portion of the first stated interest payment equal to any excluded pre-issuance accrued interest will be treated as a return of such pre-issuance accrued interest and will not be taxable as interest on the Notes.


Payments of Interest

Interest on a Note will generally be taxable to you as ordinary income from domestic sources at the time it is paid or accrued in accordance with your method of accounting for tax purposes.


Amortizable Bond Premium

You will be considered to have purchased a Note at a "premium" equal to the difference between its purchase price (less any amount attributable to pre-issuance accrued interest) and its principal amount. You generally may elect to amortize the premium over the remaining term of the Note on a constant yield method as an offset to interest when includible in income under your regular accounting method. If you do not elect to amortize bond premium, that premium will decrease the gain or increase the loss you would otherwise recognize on disposition of the Note. Your election to amortize premium on a constant yield method will also apply to all debt obligations held or subsequently acquired by you on or after the first day of the first taxable year to which the election applies. You may not revoke the election without the consent of the Internal Revenue Service. You should consult your own tax advisors before making this election.


Sale, Exchange and Retirement of Notes

Upon the sale, exchange, retirement or other disposition of a Note, you will recognize capital gain or loss equal to the difference between the amount you realize upon the sale, exchange, retirement or other disposition (less an amount equal to any accrued and unpaid interest that you did not previously include in income, which, except as described above, will be taxable as ordinary interest income) and the adjusted tax basis of the Note. Your adjusted tax basis in a Note will generally equal the amount you paid for the Note (less any amount attributable to pre-issuance accrued interest) reduced by any amortized premium. Capital gains of individuals derived in respect of capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.


Information Reporting and Backup Withholding

In general, information reporting requirements will apply to certain non-corporate United States holders with respect to payments of principal and interest on a Note and to the proceeds of sale of a Note. A backup withholding tax will apply to such payments if you are such a United States holder and you fail to provide a correct taxpayer identification number or certification of exempt status, or fail to report in full dividend and interest income. The backup withholding rate of 31% referenced in the prospectus under "United States Federal Income Tax Consequences-Debt Securities-Information Reporting and Backup Withholding-United States Holders" has been reduced to 30% for payments made during 2003, 29% for payments made during 2004 and 2005 and 28% for payments made during 2006 through 2010, after which time the rate will revert back to 31% absent Congressional action.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.


Consequences to Non-United States Holders

The following is a summary of certain United States federal tax consequences that will apply to you if you are a non-United States holder of Notes.

Special rules may apply to you if you are a "controlled foreign corporation," "passive foreign investment company," "foreign personal holding company," corporation that accumulates earnings to avoid United States federal income tax or, in certain circumstances, a United States expatriate. These United States holders should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.


United States Federal Withholding Tax

The 30% United States federal withholding tax will not apply to any payment of principal or interest on the Notes provided that:

* you do not actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and applicable United States Treasury regulations;
* you are not a controlled foreign corporation that is related to us through stock ownership;
*  you are not a bank whose receipt of interest on the Notes is described in
   Section 881(c)(3)(A) of the Code; and
* either (a) you provide your name and address on an IRS Form W-8BEN (or other applicable form), and certify, under penalty of perjury, that you are not a United States person or (b) you hold your Notes through certain foreign intermediaries and satisfy the certification requirements of applicable United States Treasury regulations.

Special certification rules apply to certain non-United States holders that are entities rather than individuals. If you cannot satisfy the requirements described above, payments of interest made to you will generally be subject to the 30% United States federal withholding tax, unless you provide us with a properly executed:

* IRS Form W-8BEN (or other applicable form) claiming an exemption from, or reduction in, withholding under the benefit of an applicable tax treaty; or
* IRS Form W-8ECI (or successor form) stating that interest paid on the Notes is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States (as discussed below under "-United States Federal Income Tax").

The 30% United States federal withholding tax generally will not apply to any gain that you realize on the sale, exchange, retirement or other disposition of Notes.


United States Federal Income Tax

If you are engaged in a trade or business in the United States and interest on the Notes is effectively connected with the conduct of that trade or business, you will be subject to United States federal income tax on that interest on a net income basis (although exempt from the 30% withholding tax, provided certain certification and disclosure requirements discussed above under "-United States Federal Withholding Tax" are satisfied) in the same manner as if you were a United States person, as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with the conduct by you of a trade or business in the United States.

You will generally not be subject to United States federal income tax on any gain realized on the disposition of a Note unless:

* the gain is effectively connected with your conduct of a trade or business in the United States; or
* you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.


United States Federal Estate Tax

Your estate will not be subject to United States federal estate tax on Notes beneficially owned by you at the time of your death provided that:

* any payment to you on the Notes would be eligible for exemption from the 30% United States federal withholding tax under the rules described in the bullet points under "-United States Federal Withholding Tax," without regard to the certification requirements of the fourth bullet point; and
* interest on those Notes would not have been, if received at the time of your death, effectively connected with your conduct of a trade or business in the United States.


Information Reporting and Backup Withholding

If you are a non-United States holder of Notes, we must report annually to the Internal Revenue Service and to you the amount of payments we make to you and the tax withheld with respect to such payments, regardless of whether withholding was required. Copies of the information returns reporting such payments and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty. You will not be subject to backup withholding regarding payments we make to you provided that we do not have actual knowledge or reason to know that you are a United States person and we have received from you the statement described above in the fourth bullet point under "-United States Federal Withholding Tax." Recent changes to backup withholding rates are described above in "Consequences to United States Holders-Information Reporting and Backup Withholding."

In addition, you will be subject to information reporting and, depending on the circumstances, backup withholding regarding the proceeds of the sale of a Note made within the United States or conducted through United States-related intermediaries, unless the payor receives the statement described above and does not have actual knowledge or reason to know that you are a United States person, or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.


UNDERWRITING

Subject to the terms of a Purchase Agreement, dated as of March 6, 2003, between Lehman Brothers Holdings and Lehman Brothers Inc. and the Agents set forth below (collectively, the "Agents"), Lehman Brothers Holdings has agreed to sell to the Agents, and the Agents have agreed severally to purchase, the principal amounts of Notes set forth opposite their names below:

                                                          Principal Amount
Agents                                                    of the Notes

Lehman Brothers Inc.                                      $   83,300,000
U.S. Bancorp Piper Jaffray Inc.                                  850,000
Fleet Securities, Inc.                                           850,000

Total .........................................           $   85,000,000


Under the terms and conditions of the Purchase Agreement, the Agents are is committed to take and pay for all of the Notes, if any are taken. The Agents propose to offer the Notes initially at a public offering price equal to the Issue Price set forth above and to certain dealers at such price less a concession not in excess of 0.350% of the principal amount of the Notes. The Agents may allow, and the dealers may reallow, a discount not in excess of 0.250% of the principal amount of the Notes on sales to certain other dealers. After the initial public offering, the public offering price and other selling terms may from time to time be varied by the Agents.

The Notes are a new issue of securities with no established trading market. Lehman Brothers Holdings has been advised by the Agents that they intend to make a market in the Notes, but they are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

Lehman Brothers Holdings has agreed to indemnify the Agents against certain liabilities under the Securities Act of 1933, as amended, as described in the Prospectus.

Capitalized terms used herein without definition have the meanings ascribed to them in the Prospectus Supplement and Prospectus.

Lehman Brothers Holdings Inc.


By:     /s/ Ian Lowitt
Name:   Ian Lowitt
Title:  Global Treasurer